Prestige Wealth Inc.

August 23, 2019

Via Edgar

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Prestige Wealth Inc.

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted May 10, 2019

CIK No. 0001765850

Dear Ms. Long:

This letter is in response to the letter dated May 22, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Prestige Wealth Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Draft Amendment No. 3”) is being submitted confidentially to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary

Overview

Our Wealth Management Services, page 1

1. We note your revisions in response to comment 2.

●	Please further revise here and on page 59 to disclose the material features of the savings plans that you facilitate given that the referral fees from the sale of savings plans were the basis for substantially all of your revenues in your most recently completed fiscal year. For example, in order for investors to understand a policy holder’s “guaranteed cash value” of such plans, please quantify the ranges of the “minimum guaranteed compound interest rate[s]” as well as “the cost of the actual insurance policy,” clarifying whether interest accumulates on a policy’s cost or on some other amount;

In response to the Staff’s comment, we revised the disclosure on pages 2, 64, and 65 of Draft Amendment No. 3. We note that the interest does not accumulate on a policy’s cost but is based upon the investment return of the underlying portfolio and the relevant costs associated with managing that portfolio.

●	Please also disclose the material features of how a savings plan’s “non-guaranteed bonus” is calculated by outlining which funds are invested, the type of eligible investments and or markets where investments are made, and identify the party retaining investment authority;

In response to the Staff’s comment, we revised the disclosure on pages 2, 64, and 65 of Draft Amendment No. 3.

●	Please also revise to explain how the “non-guaranteed bonus” differs from these underlying “investment returns” and specify how “market volatility” impacts the non-guaranteed bonus; and

In response to the Staff’s comment, we revised our disclosure on page 65 of Draft Amendment No. 3. We note that the non-guaranteed bonus is based on a number of factors, including but not limited to the relevant costs of the policy, investment returns and market volatility. Investment returns on a policy vary with the underlying portfolio’s performance return and the costs associated with the management of the underlying portfolio. The insurance companies respond to both market volatility and the actual performance of the underlying investment portfolio by adjusting the mix of eligible investments and the allocation ratios of investment instruments to ensure that the non-guaranteed bonus stays within the expected range of 5-7% per annum in the long run.

●	Please revise throughout your prospectus to disclose, if true, that savings plans are substantially similar to annuities or explain the material differences between savings plans and annuities.

In response to the Staff’s comment, we revised our disclosure on pages 2, 63, 64, and 65 of Draft Amendment No. 3 to indicate the material difference between savings plans and annuities.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xiao Chen
Name:	Xiao Chen
Title:	Chief Financial Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC